UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ___________ to

Commission file number 001-16385

NUI CORPORATION SAVINGS AND INVESTMENT PLAN

NUI Corporation

550 Route 202-206

P.O. Box 760

Bedminster, New Jersey 07921-0760

NUI CORPORATION

SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000

TOGETHER WITH

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

NUI CORPORATION

SAVINGS AND INVESTMENT PLAN

INDEX TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000
Page
Report of Independent Public Accountants

Financial Statements:

Statement of Net Assets Available for Benefits	1

Statement of Changes in Net Assets Available for Benefits	2

Notes to Financial Statements	3-7

Supplemental Schedule:

Schedule H Part IV Line 4(i)-Schedule of Assets (Held At End of Year) at December 31, 2001	8

All other supplemental schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and the applicable regulations issued by the Department of Labor.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Participants and Administrative Committee of

NUI Corporation Savings and Investment Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of NUI Corporation Savings and Investment Plan (the "Plan") at December 31, 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Plan as of December 31, 2000 and for the year then ended were audited by other independent accountants whose report dated June 15, 2001 expressed an unqualified opinion on those statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held At End of Year) at December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

June 26, 2002

NUI CORPORATION

SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2001 AND 2000

	2001	2000

Assets (See Note 3)

NUI Common Stock Fund	$17,152,137	$21,619,406

Investments	27,208,630	27,706,024

Loans to Participants	1,149,406	1,311,464

Receivables:

Participant Contributions	100,377	-

Employer Contributions	35,629	-

Accrued Income	3,746	2,663

Funds Pending Settlement	-	92,423

Cash	-	26,087

Net Assets Available for Benefits	$45,649,925	$50,758,067

The accompanying notes to financial statements are an integral part of this statement.

NUI CORPORATION

SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2001

2001
Additions to Net Assets Attributed to:

Investment Income (See Note 3):
Net Unrealized Gains (Losses) in Market Value of NUI Common Stock Fund	$(5,334,169)
Net Unrealized Gains (Losses) in other Plan Investments	(3,463,423)
Realized Loss	(577,346)
Dividends	1,982,087
Participant Loan Interest	111,134
Other Interest	1,084
(7,280,633)

Contributions:
Participants'	2,628,645
Employer's	970,731
Rollovers	40,521
3,639,897

Total Additions	(3,640,736)

Deductions to Net Assets Attributed to:
Benefit Payments to Participants	(1,137,371)
Withdrawals	(286,536)
Expenses	(43,499)

Total Deductions	(1,467,406)

Net Decrease (in Net Assets Available for Benefits)	(5,108,142)

Net Assets Available for Benefits:

Beginning of Year	50,758,067

End of Year	$45,649,925
=======

The accompanying notes to financial statements are an integral part of this statement.

NUI CORPORATION

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

  Summary Description of Plan

  The NUI Corporation Savings and Investment Plan (the Plan) is a defined contribution plan covering eligible employees of NUI Corporation and its subsidiaries (the Company). The Plan, as amended, conforms to the requirements of the Employee Retirement Income Security Act of 1974, as amended. The following description provides only general information. See the Plan agreement for a more complete description.

  The plan allows eligible employees who participate to make "basic" contributions of up to 6% of their annual base pay, which are matched by contributions by the Company. Participants investing in the NUI Stock Fund are matched by the Company at 60% of their "basic" contributions. "Basic" contributions invested in all other funds are matched by the Company at 50%. Participants may make additional contributions of up to 10% of their annual base pay, providing these contributions do not exceed limits imposed by the Internal Revenue Code of 1986, as amended (the Code). These additional contributions are not matched by the Company. Contributions may be made on a before-tax or after-tax basis as permitted by tax regulations.

  If a participant of the Plan receives a lump sum distribution from a qualified pension, savings or profit sharing plan of a previous employer, a "rollover" contribution by the participant of the taxable amount of the lump sum distribution may be made to the Plan.

  Company contributions are invested in the NUI Stock Fund, unless the participant has reached age 55, whereby they can direct the investment of these contributions into any fund. Participant contributions may be invested in the following funds: Barclays Global Investors Asset Allocation Fund, Barclays Global Investors S&P 500 Stock Fund, Lord Abbett Developing Growth Fund, Inc., Merrill Lynch Aggregate Bond Index Fund, Merrill Lynch Retirement Preservation Trust, NUI Stock Fund, Oppenheimer Global Growth and Income Fund, and Wells Fargo Large Company Growth Fund as designated by the participants. A Plan participant is vested at all times in the amount of his/her contributions and earnings thereon. Effective August 1, 2000, the plan was amended to change the vesting schedule for participants whereby a participant is now 100% vested in Company contributions after one year of service. Prior to August 1, 2000, a participant became 50% vested in the Company contributions after 36 months of service, 75% after 48 months of service and 100% after 60 months of service. Beginning on August 1, 2000, an eligible employee with one or more years of service with the Company becomes fully vested upon entering the Plan. A participant also becomes fully vested upon attaining his/her normal retirement date as an employee, or upon his/her death or disability. Forfeitures of a participant's non-vested account balances can be used to pay Plan fees and/or reduce Company contributions, as directed by the Plan Administrator. There were no forfeitures during the years ended December 31, 2001 and 2000.

  Participants may borrow up to 50% of the value of the vested portion of their accounts, excluding the Company match portion of their accounts, as calculated on the effective date of the loan, up to a maximum of $50,000. The interest rate is the prime rate plus 1% at the time of the loan. The term of the loan cannot exceed five years, nor be less than one year. If a participant's employment is terminated for any reason, the remaining unpaid loan balance becomes immediately due and payable, and if unpaid, may become a taxable distribution. Loan repayments are credited to a participant's account based upon the participant's investment election for new contributions.

  Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to terminate the Plan. Upon termination, all employees would become 100% vested and benefits would be distributed to participants.

  Significant Accounting Policies

  The financial statements have been prepared on the accrual basis of accounting.

  The preparation of financial statements require the Company's management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

  The Plan's investments in each Investment Fund are maintained in shares/units. The market value of the Insured Money Market Fund and loans to participants are based on cost, which approximates market value. The value of the Merrill Lynch Retirement Preservation Trust is determined in good faith and in the best judgment of the investment officers of Merrill Lynch Bank USA (Merrill Lynch) in accordance with accepted practices, applicable laws and regulations, and procedures formulated by Merrill Lynch. The valuation is based on the contract values of the Trust's underlying assets, which approximates fair value (contributions plus earnings less withdrawals and expenses). The market value of the NUI Stock Fund is based on the published market quotation of the Fund's underlying assets. The market values of the remaining funds are based on their published quotations.

  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

  Distributions are recorded when paid. There were no distributions payable to participants at December 31, 2001 and 2000.

  The Plan provides for various investment options which are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to charges in risks in the near term, it is at least reasonably possible that changes in risks would materially affect participants account balances and the amounts reported in the statements of net assets available for benefits and statements of changes in net assets.

  Investment Funds

  The Plan currently consists of the following funds:

  Barclays Global Investors Asset Allocation Fund - This fund seeks to achieve a high level of total return while controlling risk and invests in a mix of S&P Index stocks, long-term Treasury bonds, and money market instruments.

  Barclays Global Investors S&P 500 Stock Fund - This fund attempts to match the performance of the S&P 500 Index by investing in a broad array of established U.S. companies in substantially the same percentages as the Index.

  Lord Abbett Developing Growth Fund, Inc. - This fund seeks long-term growth of capital and invests at least 65% of its total assets in the common stocks of companies in the "developing growth" phase of corporate growth. These companies are almost always small and are characterized by a dramatic rate of growth.

  Merrill Lynch Aggregate Bond Index Fund - This fund seeks to provide investment results that replicate the total return of the Lehman Brothers Aggregate Bond Index. This Index is made up of primarily dollar-denominated investment grade fixed-income securities.

  Merrill Lynch Retirement Preservation Trust - This trust seeks to provide preservation of capital, liquidity and current income at a level that is typically higher than that provided by money market funds. The Trust invests primarily in a diversified portfolio of Guaranteed Investment Contracts. Income is declared and reinvested each day and allocated to the unit holders based on a relative number of units held.

  Merrill Lynch Self-Direct Brokerage Account Option - This option offers the participant the ability to purchase and hold investments that are outside of the Plan's core investment options.

  NUI Common Stock Fund - This fund is invested and dividends are reinvested in common stock of NUI Corporation.

  Oppenheimer Global Growth and Income Fund - This fund seeks capital appreciation, consistent with preservation of principal, while providing current income.

  Wells Fargo Large Company Growth Fund - This fund seeks long-term capital appreciation and invests primarily in the common stock of large, high-quality domestic companies that have superior growth potential. The fund may also invest up to 20% of its total assets in securities of foreign issuers.

  The Plan also uses an Insured Money Market Fund as a pass-through of amounts in and out of the Investment Funds. This fund had no balance as of December 31, 2001. Interest and other income earned by the Investment Funds are reinvested by the Trustee in accordance with the terms of the Plan.

  The following are investments that represent 5% or more of the Plan's net assets:

	December 31,
	2001	2000

NUI Common Stock Fund, 723,719 and 671,681 shares/units, respectively	$17,152,137	$21,619,406
Merrill Lynch Retirement Preservation Trust, 8,177,801 and 6,872,138 shares/units, respectively	$8,177,801	$6,872,138
Barclays Global Investors S&P 500 Stock Fund, 404,515 and 352,361 shares/units, respectively	$7,042,613	$7,515,862
Barclays Global Investors Asset Allocation Fund, 679,477 and 637,593 shares/units, respectively	$6,461,835	$6,975,271
Wells Fargo Large Company Growth Fund, 70,371 and 66,849 shares/units, respectively	$3,700,796	$4,494,229

  Investments were impacted during the year ended December 31, 2001 as follows:

Unrealized gain (loss) by investment class	Cost/Book Value	Market Value	Unrealized gain (loss)
NUI Common Stock Fund	$22,486,305	$17,152,136	$(5,334,169)
Other Plan Investments
Registered Investment Companies	22,026,875	18,770,964	(3,255,911)
Bank Commingled Trust	8,241,544	8,177,801	(63,743)
Self-directed Brokerage Accounts	403,634	259,865	(143,769)
Total other Plan Investments	$30,672,053	$27,309,630	$(3,463,423)
	=======	=======	=======

  Investments were impacted during the year ended December 31, 2001 as follows:

Realized gain (loss) by investment class	Proceeds from Sales	Cost/Book Value	Realized gain (loss)
NUI Common Stock Fund	$1,053,220	$1,419,965	$(366,745)
Other Plan Investments
Registered Investment Companies	2,001,563	2,275,765	(274,202)
Bank Commingled Trust	747,544	683,943	63,601
Total other Plan Investments	2,749,107	2,959,708	(210,601)
Total Realized gain (loss)	$3,802,327	$4,379,673	$(577,346)
	=======	=======	=======

  The cost/book value of investments is determined using a weighted average method.

Dividend income by investment class	Dividends
NUI Common Stock Fund	$677,065
Other Plan Investments
Registered Investment Companies	901,631
Bank Commingled Trust	403,391
Total other Plan Investments	1,305,022
Total Dividend Income	$1,982,087
=======

  Tax Status

The Internal Revenue Service issued a determination letter, dated July 22, 1995, which stated that the Plan, as designed, met the requirements of Section 401(a) of the Internal Revenue Code and was exempt from taxation. Although the Plan has been amended since that date, Management and Counsel believe the Plan continues to operate in accordance with IRS regulations and therefore continues to be tax exempt.

Under present Federal income tax law, a participant is not taxed currently on any before-tax contributions or Company contributions to the Plan, income earned by the Plan, or gain on the sale of securities held by the Plan until the participant's account is distributed to him/her or made available to him/her without restriction. Participants are taxed currently on the amount of their after-tax contributions.

5.     Related Party Transactions

Certain Plan investments are shares/units of registered investment companies (mutual funds) and a bank commingled trust issued by Merrill Lynch & Company. Merrill Lynch & Company is an affiliated company of Merrill Lynch Trust Company, the trustee of the Plan and therefore, these transactions qualify as party-in-interest transactions. Transactions resulting in Plan assets being transferred to, or used by a related party are prohibited under ERISA unless a specific exemption exists. Merrill Lynch Trust Company is a party-in-interest as defined by ERISA as a result of investing Plan assets in its funds and accounts and providing investment management services. Fees are paid by the Plan for investment management services. However, such transactions are exempt under Section 408 (b) (8) and are not prohibited under ERISA.

Record keeping and investment fund election changes and loan fees are paid by the participants from their accounts. Investment management fees are also paid by the participants and are included as a reduction of the investment return. All other fees of the Plan (e.g. legal, accounting, tax, etc.) are paid by the Company.

 6.  Plan Amendments

The plan was amended effective August 1, 2000 to reduce the vesting period for the Company's contributions from five years to one year.

EIN #22-3708029	Schedule H

PLAN #002

NUI Corporation

Savings and Investment Plan

Schedule H Part IV Line 4(i) - Schedule of Assets

(Held At End of Year)

At December 31, 2001
Identity of Issue	Description of Investment	Shares/ Units	Historical Cost	Current Value

Merrill LynchTrust Company*
	Merrill Lynch Self-Direct Brokerage Account Option	259,865	$ 259,865	$ 259,865
	Barclays Global Investors Asset Allocation Fund	679,478	$ 7,316,279	$ 6,461,835
	Barclays Global Investors S&P 500 Stock Fund	404,515	$ 8,386,327	$ 7,042,613
	Lord Abbett Developing Growth Fund, Inc.	15,015	$ 237,868	$ 226,879
	Merrill Lynch Aggregate Bond Index Fund	27,132	$ 285,476	$ 284,881
	Merrill Lynch Retirement Preservation Trust	8,177,801	$ 8,241,544	$ 8,177,801
	NUI Stock Fund	723,719	$ 22,486,305	$ 17,152,137
	Oppenheimer Global Growth and Income Fund	46,656	$ 1,205,146	$ 1,053,961
	Wells Fargo Large Company Growth Fund	70,371	$ 4,595,779	$ 3,700,796
Participants' Loans*	Loans, at interest rates ranging from 6.0% to10.5%	-	$ 1,149,406	$ 1,149,406

* Represents a party in interest.

The accompanying notes to financial statements are an integral part of this schedule.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NUI CORPORATION

James R. Van Horn
June 28, 2002	Plan Administrator

A. Mark Abramovic
June 28, 2002	Plan Sponsor